Exhibit 99.1

JA Solar Supplies 30 MW of Modules to

British Solar Renewables

SHANGHAI, China, November 14, 2013 — JA Solar Holdings Co., Ltd. (Nasdaq:JASO) (“JA Solar” or the “Company”), one of the world’s largest manufacturers of high-performance solar power products, today announced that it has supplied 30 MW of its solar modules to four ground-mounted projects in the United Kingdom in 2013. The projects were developed and built by British Solar Renewables, a U.K-based developer of large-scale renewable projects.

“We’re delighted to have been involved in these projects in the U.K., where the increasing competitiveness of solar has generated strong demand,” said Mr. Baofang Jin, executive chairman and CEO of JA Solar. “Developers throughout key markets are responding well to JA Solar’s solutions that can be tailored to suit the full range of solar projects. Our continued success in the U.K. market across a range of applications, from large-scale power plants to bespoke high-efficiency solutions, is a testament to this.”

Angus Macdonald, CEO of British Solar Renewables, commented, “We see continued, strong interest from investors and landowners in well-sited, high-quality, ground-mounted solar projects in the U.K. We have been impressed by the quality of JA Solar’s products and are benefitting from the high performance of their modules in the field.”

Forward-looking Statements

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “may,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Further information regarding these and other risks is included in Form 20-F and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products that convert sunlight into electricity for residential, commercial, and utility-scale power generation. The Company is one of the world’s largest producers of solar power products. Its standard and high-efficiency product offerings are among the most powerful and cost-effective in the industry. The Company distributes products under its own brand and also produces on behalf of its clients. The Company shipped 1.7 GW of solar power products in 2012. JA Solar is headquartered in Shanghai, China, and maintains production facilities in Shanghai, as well as Hebei, Jiangsu and Anhui provinces. For more information, please visit www.jasolar.com.

About British Solar Renewables Ltd.

British Solar Renewables is a developer of large-scale renewable projects. BSR’s grid connection, park construction and asset management teams are U.K. based, and over 50% of the equipment used in solar projects is U.K. sourced. At the time of going to press the business is engaged in the construction of 6 large scale sites across the U.K.. With the purchase in June of Ardenham Energy, BSR also installs financed or self-funded commercial roof-mounted photovoltaic (PV) and renewable heat projects.

JA Solar Contact:

In China

Nick Beswick

Brunswick Group

Tel: +86-10-5960-8600

E-mail:jasolar@brunswickgroup.com

In the U.S.

Cindy Zheng

Brunswick Group

Tel: +1-212-333-3810

E-mail: jasolar@brunswickgroup.com